SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A9	Page 2 of 7

1	NAME OF REPORTING PERSON
Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,182,379
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,182,379
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A9	Page 3 of 7

1	NAME OF REPORTING PERSON
JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,182,379[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,182,379[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,182,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%
14	TYPE OF REPORTING PERSON* OO

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). This Amendment No. 9 is being filed to report that, since the filing of Amendment No. 8 to the Statement (“Amendment No. 8”), dated August 29, 2016, a material change occurred in the percentage of Shares beneficially owned by Mr. Singer. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Singer is the managing member of JDS1, which was created pursuant to that certain limited liability operating agreement, dated as of October 12, 2012 (“the “Operating Agreement”). All of the Shares reported above were purchased by funds generated and held by JDS1. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $6,170,910.00.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 9,853,561 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 15, 2017.

A. JDS1, LLC

(a)       As of the date hereof, JDS1 beneficially owns 1,182,379 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 12.0%

(b) 1. Sole power to vote or direct vote: 1,182,3794

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,182,3795

4. Shared power to dispose or direct the disposition: 0

4 See FN 2.

5 See FN 3.

(c) The following table details the transaction effected by JDS1 in the past 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
May 15, 2017	27,903	$6.05
May 16, 2017	250,000	$6.13
May 16, 2017	9,940	$6.05

Date of Transaction	Number of Put Options Sold[6]	Exercise Price
May 15, 2017	25,000	$5.00
May 15, 2017	50,000	$7.50
May 16, 2017	25,000	$5.00

B. Mr. Singer

(a)       As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 1,182,379 shares of Common Stock held by JDS1.

Percentage: Approximately 12.0%

(b) 1. Sole power to vote or direct vote: 1,182,379

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,182,379

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transaction effected by Mr. Singer through JDS1 in the past 60 days:

Date of Transaction	Number of Shares Purchased	Price Per Share
May 15, 2017	27,903	$6.05
May 16, 2017	250,000	$6.13
May 16, 2017	9,940	$6.05

6 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

Date of Transaction	Number of Put Options Sold[7]	Exercise Price
May 15, 2017	25,000	$5.00
May 15, 2017	50,000	$7.50
May 16, 2017	25,000	$5.00

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,182,379 shares of Common Stock, constituting approximately 12.0% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

JDS1 is a party to the following put options (the “Options”) with respect to the Shares. With respect to each of the Options, the counterparty to the Option has, until the relevant expiration date, the exclusive right to cause JDS1 to purchase the underlying Shares at the relevant exercise price.

Number of Underlying Shares	Exercise Price	Expiration Date
25,000	$5.00	December 15, 2017
50,000	$7.50	September 15, 2017
25,000	$5.00	September 15, 2017

7 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

JDS 1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member